SUNOCO LP

SUNOCO FINANCE CORP.

8111 Westchester Drive, Suite 400

Dallas, Texas 75225

October 10, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4628

Washington, D.C. 20549-4628

Re:	Sunoco LP and Sunoco Finance Corp.

Registration Statement on Form S-4, File No. 333-227607

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sunoco LP, a Delaware limited partnership (the “Partnership”), and Sunoco Finance Corp., a Delaware corporation (“Finance Corp.” and, together with the Partnership, the “Issuers”), hereby request acceleration of the effective time of the Registration Statement on Form S-4 (File No. 333-227607), to October 12, 2018 at 10:00 a.m., Eastern Time, or as soon thereafter as practicable.

If you have any questions, please call Kevin M. Richardson of Latham & Watkins LLP at (713) 546-7415.

Very truly yours,

Sunoco LP

By	Sunoco GP LLC, its general partner

By:	/s/ Marci K. Donnelly
Name:	Marci K. Donnelly
Title:	Associate General Counsel and Secretary

Sunoco Finance Corp.

By:	/s/ Marci K. Donnelly
Name:	Marci K. Donnelly
Title:	Associate General Counsel and Secretary

cc:	Marci K. Donnelly, Sunoco LP
Debbie P. Yee, Latham & Watkins LLP

Kevin M. Richardson, Latham & Watkins LLP

Acceleration Request Letter